UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-38527

Uxin Limited

2-5/F, Tower E, LSHM Center,
No. 8 Guangshun South Avenue,
Chaoyang District,
Beijing 100102

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒        Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 29, 2019, Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin Limited (“Uxin” or the “Company”) disclosed in an interview with Bloomberg that the Company had received investment term sheets from certain pre-IPO investors, and that regarding the US$175 million convertible notes issued concurrently with the Company’s initial public offering, the Company was discussing with the convertible notes holders on the next steps of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

	By	:	/s/ Zhen Zeng
	Name	:	Zhen Zeng
	Title	:	Director and Chief Financial Officer

Date: April 29, 2019